EXHIBIT 99.1

UroGen Pharma Appoints Shawn Cline Tomasello to its Board of Directors

Tomasello is a Renowned Industry Expert Responsible for the Commercialization of Revolutionary, Multi-Billion Dollar Products

in Hematology-Oncology

RA’ANANA, Israel and NEW YORK, July 10, 2018 - UroGen Pharma Ltd. (Nasdaq:URGN), a clinical-stage biopharmaceutical company developing treatments to address unmet needs in the field of urology, with a focus on uro-oncology, today announced that Shawn Cline Tomasello has been appointed to its Board of Directors. Ms. Tomasello is an industry expert who most recently served as Chief Commercial Officer at Kite, a Gilead Company.

“We are thrilled to welcome Shawn to our Board of Directors. I’ve had the pleasure of working closely with Shawn and witnessing firsthand her ability to understand what is needed to successfully introduce a disruptive technology into the marketplace,” said Arie Belldegrun, M.D., FACS, Chairman of the Board of UroGen. “As UroGen looks forward to Phase 3 data later this year and prepares for the next phase of growth with the potential approval and commercialization of UGN-101 (MitoGel™) in 2019, Shawn’s strong track record of successfully launching innovative therapies will be invaluable to the Board and management.”

“I am honored and excited to bring my commercial expertise and perspective to the Board during this transformational time as UroGen solidifies its leadership position in uro-oncology,” said Ms. Tomasello. “I believe that my experience leading the commercial efforts of therapies in areas of great unmet medical need will build a strong foundation not only for UGN-101, but also for subsequent launches and indications of UroGen’s rapidly advancing pipeline.”

Ms. Tomasello brings over 30 years of experience in the life sciences industry and most recently served as Chief Commercial Officer of Kite Pharma (subsequently Kite, a Gilead Company), where she led the commercialization of Yescarta™ (axicabtagene ciloleucel), the first approved chimeric antigen receptor (CAR) T therapy for the treatment of adult patients with relapsed or refractory non-Hodgkin lymphoma. Prior to joining Kite, Ms. Tomasello served as Chief Commercial Officer at Pharmacyclics, Inc., during which time the brand Imbruvica® was awarded the prestigious 2015 Prix Galien Award for Best Pharmaceutical Agent. Previously, she held senior leadership positions at Celgene Corporation, including President of the Americas, Hematology and Oncology, in which she oversaw over $4 billion in product revenues. During her tenure at Celgene, Ms. Tomasello was responsible for all aspects of commercial sales and marketing for five brands encompassing 11 indications. One of these brands, Revlimid®, was awarded the Prix Galien USA 2008 Award for Special Therapeutic Development. Prior to this, she was National Director of Hematology for Rituxan® at Genentech, representing the most significant portion of the company’s product revenue during her tenure. Earlier in her career, Ms. Tomasello held positions at Pfizer Laboratories, Miles Pharmaceuticals and Proctor & Gamble. She currently serves on the Boards of Centrexion Therapeutics, Oxford BioTherapeutics and Diplomat Specialty. Ms. Tomasello holds a B.S. degree in marketing from the University of Cincinnati and an M.B.A. from Murray State University, KY.

About UroGen Pharma Ltd.

UroGen Pharma Ltd. (Nasdaq:URGN) is a clinical-stage biopharmaceutical company developing advanced non-surgical treatments to address unmet needs in the field of urology, with a focus on uro-oncology. UroGen has developed RTGel™, a proprietary sustained release, hydrogel-based platform technology that has the potential to improve therapeutic profiles of existing drugs. UroGen’s sustained release technology is designed to enable longer exposure of the urinary tract tissue to medications, making local therapy a potentially more effective treatment option. UroGen’s lead product candidates, UGN-101 (MitoGel™) and UGN-102 (VesiGel™), are designed to potentially remove tumors by non-surgical means and to treat several forms of non-muscle invasive urothelial cancer, including low-grade upper tract urothelial carcinoma and bladder cancer, respectively. UroGen is headquartered in Ra’anana, Israel with U.S. headquarters in New York.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the timing and results of clinical development and commercial prospects of the product candidates in UroGen’s pipeline, including UGN-101 (MitoGel™), UroGen’s leadership position in the field of uro-oncology, and the effects of Ms. Tomasello joining UroGen’s board, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to: the potential approval of its first therapy; the ability to obtain and maintain regulatory approval; the scope, progress and expansion of developing and commercializing UroGen’s product candidates; and UroGen’s ability to attract or retain key management and personnel. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section of our annual report for the year ended December 31, 2017 filed with the SEC on March 15, 2018 and other filings that UroGen makes with the SEC from time to time (which are available at http://www.sec.gov), the events and circumstances discussed in such forward-looking statements may not occur, and UroGen’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to UroGen as of the date of this release.

UROGEN CONTACT:

Kate Bechtold

Director, Corporate Communications & Investor Relations

KateB@urogen.com

914-552-0456